EXHIBIT 99.3

CRYPTOLOGIC LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS

INTRODUCTION

The following report contains management’s discussion and analysis (“MD&A”) of CryptoLogic Limited’s consolidated results of operations and financial condition for the three months ended March 31, 2012 and should be read in conjunction with the unaudited interim condensed consolidated financial statements and accompanying notes for the three months ended March 31, 2012 and the audited consolidated financial statements and accompanying notes and MD&A for the year ended December 31, 2011, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  All currency amounts are in US dollars, unless otherwise indicated.  This MD&A is dated May 9, 2012.

CryptoLogic Limited (“CryptoLogic”) and our subsidiaries are referred to collectively as “the Company”, “we”, “us”, and “our” throughout this MD&A, unless otherwise specified.

Certain of the statements contained in this MD&A may contain forward-looking statements and forward-looking information within the meaning of applicable law, including the Securities Act (Ontario).  Statements regarding the Company’s objectives, goals, strategies, beliefs, intentions, plans, estimates and outlook, future operations, future financial position, future revenues and projected costs are forward-looking statements or contain forward-looking information.  Words such as “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are used to identify forward-looking statements or information.

Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties.  Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements or information prove incorrect, actual results may vary significantly from what management currently foresees.  Accordingly, investors should exercise caution when considering any forward-looking statements or information herein and undue reliance should not be placed on such statements or information.  Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding government regulation, Internet viability and system infrastructure and reliability, market demand, Internet security, reliance on Internet service providers, competition, dependence on top licensees, chargebacks, risks inherent in doing business internationally, foreign exchange fluctuations, litigation, the Company’s ability to protect its proprietary technology, reliance on key employees, management’s ability to develop and manage growth, ability to integrate acquired businesses, share volatility and liquidity. Investors are cautioned that the foregoing list of important factors that may affect future results is not exhaustive.  When relying on forward-looking statements or information to make decisions with respect to the Company, investors should carefully consider the foregoing factors and other uncertainties and potential events.  The Company undertakes no obligation to update or revise any forward-looking statement or information, except as required by applicable law.

Additional information regarding the Company, including the Company’s annual report on Form 20-F for the year ended December 31, 2011 is available at www.sedar.com and www.sec.gov.  Some figures and percentages may not total exactly due to rounding.

BUSINESS OVERVIEW

CryptoLogic is a publicly traded online gambling software developer and supplier servicing the Internet gambling market.  CryptoLogic, through its wholly-owned subsidiaries, provides software licensing, e-cash management and customer support services for our Internet gambling software to an international client base (“licensees” or “customers”) around the world, who operate under government authority where their Internet businesses are licensed.

In February 2011, CryptoLogic appointed Deloitte Corporate Finance to act as its independent financial adviser to assist it with a strategic review encompassing a range of options available to the Company from continuing as an independent entity through to the sale of part or all of its business, as well as to provide advice with respect to any potential transaction.  On 2 February, 2012, the boards of Amaya Gaming Group Inc. ("Amaya") and CryptoLogic announced the terms of a recommended cash offer (the "Offer") to be made by Amaya to acquire the entire issued and to be issued ordinary share capital of CryptoLogic ("CryptoLogic Shares") at a price of $2.535 per Ordinary Share, a premium of approximately 110% to the closing price of $1.21 per Ordinary Share on NASDAQ on March 24, 2011, the day prior to the announcement of the strategic review.

On March 29, 2012, Amaya announced that the Offer had become wholly unconditional. On May 2, 2012, Amaya announced that it received acceptances giving Amaya control over 12,188,883 CryptoLogic Shares, representing approximately 88.15% of the issued share capital of CryptoLogic and that the Offer was further extended until 3.00 p.m. London time (10.00 a.m. Ontario time) on 16 May 2012, unless otherwise extended.

On April 3, 2012, CryptoLogic announced that Simon Creedy Smith and James Wallace had offered their resignations to the board of directors. These were accepted with immediate effect. The remaining two non-executive Directors, Thomas Byrne and David Gavagan, remain as members of the board of directors. Two additional Directors, David Baazov, as an executive director, and Divyesh Gadhia, as a non-executive director, have been named as new Directors of CryptoLogic.

Also on April 3, 2012, David Gavagan stepped down as Chairman and Interim Chief Executive Officer of CryptoLogic and Huw Spiers stepped down as Group Head of Operations and Chief Financial Officer of CryptoLogic.  David Baazov, currently President, Chief Executive Officer, Secretary, Treasurer and Director of Amaya, assumed the role of Chief Executive Officer of CryptoLogic and Daniel Sebag, currently Chief Financial Officer and Director of Amaya, assumed the role of Chief Financial Officer of CryptoLogic.

In connection with the offer, Amaya has announced that, if permitted by applicable law, it intends to procure the making of applications by the Company for the cancelation of the listing of the CryptoLogic Shares from the London Stock Exchange, the Toronto Stock Exchange and Nasdaq, and the filing of the Form 15F with the SEC to request that its reporting obligations under the US Exchange Act are terminated.  On April 2, 2012, the Company announced that it intended to apply for the cancelation of the listing of the CryptoLogic Shares from the London Stock Exchange, and on May 3 2012, the Financial Services Authority announced that the listing of the CryptoLogic Shares on the London Stock Exchange had been canceled.

Amaya has also announced that if permitted by applicable law, and at the appropriate time, it will acquire all CryptoLogic Shares for which it has not received acceptances, pursuant to a compulsory acquisition procedure.

In January 2012, the Company announced that it had acquired, the Maltese online gambling licenses for InterCasino from OIGE, the Company’s largest and longest-standing Hosted Casino licensee.

On April 30, 2012, the Company received a NASDAQ Staff Deficiency Letter that, as a result of the resignations of Messrs. Creedy Smith and Wallace, the Company no longer complies with NASDAQ's audit committee requirements as set forth in NASDAQ Listing Rule 5605(c)(2), which requires that the audit committee be composed of at least three independent directors.  The Company has 45 calendar days to submit a plan to regain compliance.  If the plan is accepted, NASDAQ can grant an extension of up to 180 days from the date of the NASDAQ Staff Deficiency Letter for the Company to demonstrate compliance.  On May 8, 2012, Divyesh Gadhia was appointed to the Company’s audit committee, which now consists of Divyesh Gadhia and Thomas Byrne.

The NASDAQ Staff Deficiency Letter has no immediate impact on the Company’s listing on NASDAQ.  The Company is reviewing its options with respect to regaining compliance.

Additionally, as a result of the resignations and appointments referred to above, the Company’s board of directors consists of two independent directors and two non-independent directors, and the Company would no longer, therefore, comply with the requirements of NASDAQ Listing Rule 5605(b)(1), which requires a majority of the board of directors must be comprised of independent directors.  The Company is, however, relying on the foreign private issuer exemption for a majority independent board under Listing Rule 5615(a)(3).

directors and two non-independent directors, and the Company would no longer, therefore, comply with the requirements of NASDAQ Listing Rule 5605(b)(1), which requires a majority of the board of directors must be comprised of independent directors.  The Company is, however, relying on the foreign private issuer exemption for a majority independent board under Listing Rule 5615(a)(3).

RESULTS OF OPERATIONS – FIRST QUARTER 2012

	2012 Q1	2011 Q4	Q3	Q2	Q1	2010 Q4	Q3	Q2
(In thousands of US dollars, except per share data)

Hosted Casino	$4,986	$5,962	$6,535	$5,698	$5,219	$4,905	$5,552	$5,765
Branded Games	1,417	1,859	1,410	2,100	1,489	1,363	1,353	1,525
Poker	$175	189	227	195	253	239	357	440
Other	34	116	87	40	103	147	59	207
Revenue before amortization	6,612	8,126	8,259	8,033	7,064	6,654	7,321	7,937
Amortization of royalties	(1,060)	(871)	(853)	(853)	(853)	(898)	(945)	(940)
Amortization of games	(229)	(215)	(187)	(202)	(195)	(243)	(281)	(258)
Revenue	$5,323	$7,040	$7,219	$6,978	$6,016	$5,513	$6,095	$6,739
Expenses
Operating	4,991	4,264	4,090	4,528	4,688	4,851	7,265	9,435
General and administrative	2,237	1,264	1,451	1,628	1,396	1,091	1,655	2,637
Depreciation and amortization	307	332	362	391	409	415	478	739
Impairment of goodwill and intangible assets	–	–	–	–	–	(295)	–	5,624
Reorganization	–	–	–	–	–	27	209	1,670
	7,535	5,860	5,903	6,547	6,493	6,089	9,607	20,105
Results from operating activities	(2,212)	1,180	1,316	431	(477)	(576)	(3,512)	(13,366)
Net finance income/(costs)	121	2	(7)	25	29	(204)	(92)	97
Profit on derecognition of available-for-sale assets	–	1,250	–	–	–	185	–	–
Profit/(loss) before income taxes	(2,091)	2,432	1,309	456	(448)	(595)	(3,604)	(13,269)
Income tax expense/(credit)	118	(3,358)	259	213	180	277	115	142
Profit/(loss) and total comprehensive income/(loss) for the period	$(2,209)	$5,790	$1,050	$243	$(628)	$(872)	$(3,719)	$(13,411)

Profit/(loss) and total comprehensive income/(loss) attributable to:
Shareholders of CryptoLogic	(2,124)	5,431	988	225	(587)	(815)	(3,439)	(12,480)
Non-controlling interests	(85)	359	62	18	(41)	(57)	(280)	(931)
Profit/(loss) and total comprehensive income/(loss) for the period	$(2,209)	$5,790	$1,050	$243	$(628)	$(872)	$(3,719)	$(13,411)

Earnings/(loss) per share
Basic	$(0.16)	$0.42	$0.08	$0.02	$(0.05)	$(0.06)	$(0.27)	$(0.97)
Diluted	$(0.16)	$0.42	$0.08	$0.02	$(0.05)	$(0.06)	$(0.27)	$(0.97)
Weighted average number of shares (000’s)
Basic	13,823	13,820	13,820	13,820	13,820	13,820	13,820	13,820
Diluted	13,823	13,841	13,827	13,866	13,820	13,820	13,820	13,820

Revenue

Revenue decreased 11.5% to $5.3 million for the three months ended March 31, 2012 when compared with the same period in the prior year (Q1 2011: $6.0 million).

Revenues from Hosted Casino licensees and Branded Games are recognized as the services are performed, on a daily basis, at the time of the gambling transactions, pursuant to the agreements with the licensees in which the Company participates in a pro rata share of the daily gambling profits, net of certain shared expenses (e.g., promotion costs); Revenues from the Company’s Hosted Casino are recognized on a daily basis, at the time of the gambling transactions  The revenue is affected by the number of active players in an online casino and their related gambling activity.  In addition, these results are influenced by a number of factors such as the entertainment value of the games developed by CryptoLogic, the frequency and success of new game offerings and the effectiveness of the marketing programs.  Hosted Casino and Branded Games revenue are also impacted by the relative value of the U.S. dollar to both the euro and the British pound as the casinos operate in these currencies for which we earn revenue that is translated into U.S. dollars, our functional currency.

Hosted Casino

Hosted Casino revenue decreased 4.5% to $5.0 million for the three months ended March 31, 2012 when compared with the same period in the prior year (Q1 2011: $5.2 million).  Hosted Casino revenue represented 93.7% of total revenue in Q1 2012 (Q1 2011: 86.8%).

The decrease in revenue in Q1 2012 is primarily due to decreased revenues of $0.1 million from third party hosted casinos as well as decreased revenues of $0.1 million from InterCasino.  The relative value of the US dollar negatively impacted Hosted Casino revenue by $0.1 million when compared with the same period in the prior year.

Branded Games

Branded Games revenue decreased 4.8% to $1.4 million for the three months ended March 31, 2012 when compared with the same period in the prior year (Q1 2011: $1.5 million).  Branded Games revenue represented 26.6% of total revenue in Q1 2012 (Q1 2011: 24.8%).  During the quarter, the Company’s revenue producing games increased from 212 to 229 games.

The decrease in Branded Games revenue is primarily due to a lower contribution from a major licensee, partially offset by an increase in the number of revenue producing games through an increased number of licensees and games per licensee.  The relative value of the US dollar did not have a material impact on Branded Games revenue when compared with the same period in the prior year.

Poker

The Company offers a virtual poker room for its licensees using software and technology provided on GTECH Corporation’s International Poker Network, the Company also has its own licensed online poker offering, (“InterPoker”) operated on this network.  Fees from online poker are based on a percentage of the rake per hand in regular or ring games (the rake is typically 5% of the pot, up to a maximum amount per hand), or fixed entry fees for entry into poker tournaments.

Poker revenue decreased 30.8% to $0.2 million in the three months ended March 31, 2012 when compared with the same period in the prior year (Q1 2011: $0.3 million).  Poker revenue represented 3.3% of total revenue in Q1 2012 (Q1 2011: 4.2%).  The relative value of the US dollar did not have a material impact on Poker revenue when compared with the same period in the prior year.

Other Revenue

Other revenue includes fees for software customization, and advertising and marketing services generated from our portal business.

Other revenue decreased 67.0% to $0.0 million for the three months ended March 31, 2012 when compared with the same period in the prior year (Q1 2011: $0.1 million).  Other revenue represented 0.6% of total revenue in Q1 2012 (Q1 2011: 1.7%).  The relative value of the US dollar did not have a material impact on Other revenue when compared with the same period in the prior year.

Amortization of Royalties

The Company licenses various royalty rights from several owners of intellectual property rights.  These rights are used to produce games for use in Hosted Casino and Branded Games.  Generally, the arrangements require material prepayments of minimum guaranteed amounts which have been recorded as prepayments.  These prepaid amounts are amortized over the life of the arrangement as gross revenue is generated or on a straight-line basis if the underlying games are expected to have an effective royalty rate greater than the agreed amount.  The amortization of these amounts is recorded as a reduction in revenue.

Amortization of royalties increased 24.3% to $1.1 million for the three months ended March 31, 2012 when compared with the same period in the prior year (Q1 2011: $0.9 million).  Amortization of royalties represented (19.9%) of total revenue in Q1 2012 (Q1 2011: (14.2%)).  The increase in amortization of royalties is primarily due to an increase in the royalties earned by a major brand licensor.

Player Restrictions

No revenue is derived from US-based players.

Expenses

Operating Expense

The Company’s operating expense comprises development and support expense, which includes all personnel costs, equity compensation costs for employee share-based payments, marketing, e-cash systems and support costs, customer service expense and expenses related to regulatory compliance.

Operating expense increased 6.5% to $5.0 million for the three months ended March 31, 2012 when compared with the same period in the prior year (Q1 2011: $4.7 million).  Operating expense represented 93.8% of revenue in Q1 2012 (Q1 2011: 77.9%).  The increase in operating expense was primarily due to an increase in InterCasino marketing costs, partially offset by decreases in consulting, office, and headcount-related costs.  The relative value of the US dollar positively impacted operating expense by $0.1 million when compared with the same period in the prior year.

General and Administrative Expense

General and administrative (G&A) expense includes overhead and administrative expense, travel expense and professional fees relating to our business development, infrastructure and public company listings.

G&A expense increased 60.2% to $2.2 million for the three months ended March 31, 2012 when compared with the same period in the prior year (Q1 2011: $1.4 million).  G&A expense represented 42.0% of total revenue in Q1 2012 (Q1 2011: 23.2%).  The increase in G&A expense was primarily due to a significant increase of $0.9 million in one-off legal and professional fees relating to the sale of CryptoLogic to Amaya, partially offset by a reduction in telecommunications and travel costs.  The relative value of the US dollar positively impacted G&A expense by $0.1 million when compared with the same period in the prior year.

Depreciation and Amortization

Depreciation and amortization expense is based on estimated useful lives and includes the depreciation and amortization of our investments in computer equipment, office furniture and equipment, leasehold improvements, goodwill, computer software and licenses, capitalized software development, brand names, customer lists, domain names and gambling licenses.

Depreciation and amortization decreased 24.9% to $0.3 million for the three months ended March 31, 2012 when compared with the same period in the prior year (Q1 2011: $0.4 million).  Depreciation and amortization represented 5.8% of total revenue in Q1 2012 (Q1 2011: 6.8%).  The decrease in depreciation and amortization was primarily due to less amortization on infrastructure and software assets as they become fully depreciated.  The relative value of the US dollar did not have a material impact on depreciation and amortization when compared with the same period in the prior year.

Income Taxes

Income tax expense decreased 34.4% to $0.1 million for the three months ended March 31, 2012 when compared with the same period in the prior year (Q1 2011: $0.2 million).  The Company is subject to tax in many jurisdictions.  This results in a tax charge on transfer pricing of costs between group companies even in periods of overall losses.  The Company is actively working to reduce the number of its subsidiaries, which should reduce the overall tax burden.  The consolidated profit/(loss) comprises losses in some companies and profits in others, which results in a consolidated income tax expense.

Non-Controlling Interest

Pursuant to a business reorganization implemented by way of an Ontario Superior Court of Justice court approved plan of arrangement (the “Arrangement”) and approved by the shareholders on May 24, 2007, CryptoLogic acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect subsidiary of CryptoLogic.  As part of the Arrangement, the Company issued either an equivalent amount of Ordinary Shares or, in the case of taxable Canadian residents, Exchangeable Shares of CEC, an indirect subsidiary of CryptoLogic.  The Exchangeable Shares were, as nearly as practicable, the economic equivalent of Ordinary Shares.  These Exchangeable Shares participated equally in voting and dividends with the shareholders of CryptoLogic.  No additional Exchangeable Shares have been or will be issued.  For more information, see the Management Information Circular dated April 23, 2007 available on www.sedar.com.

For accounting purposes, the Arrangement has been accounted for using the continuity of interest method, which recognizes the Company as the successor entity to CryptoLogic Inc.  Accordingly, financial information presented in the MD&A reflects the financial position, results of operations and cash flows as if the Company has always carried on the business formerly carried on by CryptoLogic Inc., with all assets and liabilities recorded at the carrying values of CryptoLogic Inc.  The interest held by Exchangeable Shareholders has been presented as a non-controlling interest in the consolidated financial statements, as required under IFRS.

Immediately following the Arrangement, a total of 12.6 million Ordinary Shares and 1.3 million Exchangeable Shares were outstanding.  Since then, a total of 920,896 Exchangeable Shares have been exchanged, with the remaining Exchangeable Shares being reflected as non-controlling interest as at March 31, 2012.  All of the remaining exchangeable shares were exchanged for ordinary shares as of April 10, 2012.

Total Comprehensive Income/(Loss)

Total comprehensive loss was $2.2 million or $0.16 per diluted share for the three months ended March 31, 2012 (Q1 2011: total comprehensive loss $0.6 million or $0.05 per diluted share).  The increase in the losses was as a result of decreased Hosted Casino, Branded Games, Poker, and Other revenue, and increased operating expense, G&A expense and amortization of royalties costs, partially offsetting these movements was an increase net finance income, and a decrease in depreciation and amortization expense.

LIQUIDITY AND CAPITAL RESOURCES

The consolidated financial statements were prepared on a going concern basis.  The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company incurred significant operating losses of $21.3 million, $37.8 million and $38.1 million and negative cash flows from operations of $11.8 million, $17.8 million and $18.6 million for the three years ended December 31, 2010, 2009 and 2008, respectively, which resulted in a decrease in cash and cash equivalents to $10.6 million, $23.4 million and $36.3 million as of December 31, 2010, 2009 and 2008, respectively.  A continuation of such operating losses, negative cash flows from operations and decreases in cash and cash equivalents may have cast doubt upon the Company’s ability to continue as a going concern.

However, following the significant restructuring in 2010, the Company achieved an operating profit of $2.5 million and positive cash flows from operations of $5.2 million for the year ended December 31, 2011, which resulted in an increase in cash and cash equivalents to $16.7 million as of March 31, 2012.  Management believes that the results of this restructuring have substantially removed any doubts regarding the Company’s ability to continue as a going concern.

Management has considered expectations for future revenues and reduced operating and general and administrative expense and, on that basis, believes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business and, accordingly, it is appropriate to prepare the consolidated financial statements on a going concern basis.

Furthermore, having regard to expectations for future revenues, reduced operating and general and administrative expense and lower levels of future purchase commitments, management expects cash needs to be funded through existing cash resources and operating cash flow.

Net Cash Position

The Company remained debt-free in 2012.  Cash and cash equivalents at March 31, 2012 were $16.7 million (December 31, 2011: $16.6 million).

The increase in net cash during the three months ended March 31, 2012 of $0.1 million is primarily due to a decrease in trade and other receivables of $1.1 million, an increase in income tax payable of $0.6 million, a decrease in prepayments of $0.4 million, and an increase in trade payables and accrued liabilities of $0.2 million, partially offset by cash used in operations before changes in non-cash operating items of $2.0 million, which is calculated by removing the effect of all non-cash items from net income, and a decrease in provisions of $0.3 million.

Operating Activities

Cash flow used in operating activities was $0.0 million for the three months ended March 31, 2012 (Q1 2011: $4.0 million).  The cash flow used in operating activities is primarily due to a decrease in trade and other receivables of $1.1 million, an increase in income tax payable of $0.6 million, a decrease in prepayments of $0.4 million, and an increase in trade payables and accrued liabilities of $0.2 million, partially offset by cash used in operations before changes in non-cash operating items of $2.0 million, which is calculated by removing the effect of all non-cash items from net income, and a decrease in provision for jackpots of $0.3 million.

Investing Activities

Cash flow used in investing activities was $0.1 million for the three months ended March 31, 2012 (Q1 2011: $0.4 million).

Working Capital

Working capital at March 31, 2012 was $18.2 million (December 31, 2011: $20.1 million).

User Funds Held on Deposit

User funds held on deposit at March 31, 2012 was $2.5 million (December 31, 2011: $2.7 million).

Capitalization

Since inception, the Company has had neither debt nor unutilized credit facilities.  At March 31, 2012, CryptoLogic had 13,414,879 Ordinary Shares outstanding (December 31, 2011: 12,970,540) and 51,000 share options outstanding (December 31, 2011: 359,250).  The 13,414,879 outstanding Ordinary Shares excludes 411,672 (December 31, 2011: 848,511) Exchangeable Shares which are entitled to be exchanged on a one-for-one basis for Ordinary Shares.  Including the Exchangeable Shares, the outstanding Ordinary Shares would be 13,826,551 (December 31, 2011: 13,819,051).  As part of the process of the sale of CryptoLogic to Amaya all of the remaining exchangeable shares were exchanged for ordinary shares as of April 10, 2012, as a result of this as of May 8, 2012, there were 13,826.551 Ordinary Shares and no Exchangeable Shares outstanding.

As part of the Arrangement, Canadian residents received Exchangeable Shares.  The Exchangeable Shares were, as nearly as practicable, the economic equivalent of Ordinary Shares.  For accounting purposes, the acquisition is accounted for using the continuity of interest method, which recognizes CryptoLogic as the successor entity to CryptoLogic Inc.  The Exchangeable Shares were exchangeable for an equivalent amount of Ordinary Shares at any time and are accounted for as a non-controlling interest.  CryptoLogic has issued a special voting share to a third party trustee, the purpose of which was to provide holders of Exchangeable Shares with the right to vote on matters to be voted on by CryptoLogic shareholders.  All outstanding options of CryptoLogic Inc. as of the date of the Arrangement were fully assumed by CryptoLogic under the same terms and conditions as originally granted by CryptoLogic Inc.  The Exchangeable Shares provided those shareholders with the same voting and dividend rights as the Ordinary Shares.  No additional Exchangeable Shares have been or will be issued and all exercises of share options will give rise to the issue of additional Ordinary Shares. All of the remaining exchangeable shares were exchanged for ordinary shares as of April 10, 2012.

Cash Commitments and Contractual Obligations

Total cash commitments at March 31, 2012 were $3.3 million (December 31, 2010: $4.1 million).

The Company has operating lease agreements for premises expiring at various periods up to May 2020.  The future minimum annual rentals on the operating leases are as follows:

Nine months ended December 31, 2012	$867
2013	849
2014	532
2015	365
2016	128
Thereafter	436
$3,177

The Company has guaranteed minimum payments and purchase commitments for certain royalty rights up to 2013 as follows:

Nine months ended December 31, 2012	$50
2013	100
$150

RESEARCH AND DEVELOPMENT

The Company makes significant investments in research and development to remain competitive with technology advancements and product evolution in the global online gambling market.  Research and development personnel comprised 19% of our workforce at March 31, 2012 (December 31, 2011: 19%).

CRITICAL ACCOUNTING ESTIMATES

CryptoLogic’s accounting policies are specified in the notes to our annual consolidated financial statements, in particular note 2.  The accounting estimates discussed below are considered particularly important, as they require judgments by management.  Management has instituted policies that are intended to ensure these judgments are well controlled and consistently applied from period to period.

The Company licenses various royalty rights from several owners of intellectual property rights.  These rights are used to produce games for use in Hosted Casino and Branded Games.  Generally, the arrangements require material prepayments of minimum guaranteed amounts which have been recorded as prepayments.  These prepaid amounts are amortized over the life of the arrangement as gross revenue is generated or on a straight-line basis if the underlying games are expected to have an effective royalty rate greater than the agreed amount.  The amortization of these amounts is recorded as a reduction in revenue.

For the three months ended March 31, 2012 amortization of $1.1 million (Q1 2011: $0.9 million) was recorded as a reduction of revenue.

Several of the Company’s licensees participate in progressive jackpot games.  Each time a progressive jackpot game is played, a preset amount is added to a cumulative jackpot for that specific game or group of games.  Once a jackpot is won, the progressive jackpot is reset with a predetermined amount.  The Company maintains a provision for the reset for each jackpot and the progressive element added as the jackpot game is played.  The provision is sufficient to cover the full amount of any required payout.

At March 31, 2012, provisions included $2.8 million in provision for jackpots (December 31, 2011: $3.1 million).

The Company is involved in certain claims and litigation arising in the ordinary course and conduct of business, including intellectual property matters.  Management assesses such claims and, if considered likely to result in material exposure and, where it is probable that there will be an outflow of economic benefit, provisions for loss are made based on management’s assessment of the likely outcome.  Management does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated.  Any settlements or awards under such claims are provided for when reasonably determinable.  Adjustments will be made to the accrual for such amounts as new information is obtained or the claim settled.

The Company regularly reviews its long-term assets, comprising property, plant and equipment, intangible assets and long-term investments for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.  Determination of recoverability generally requires the Company to estimate the fair value of the long-term asset, which requires the Company to make assumptions and judgments on several items including, but not limited to, the future cash flows that will be generated by these assets and the appropriate discount rate to apply to those cash flows.  Measurement of any impairment loss for long-lived assets is based on the amount by which the carrying value exceeds the fair value of the asset.

Accounting for both current and future tax requires the Company to make assumptions, judgments and estimates about current tax laws, which require certain interpretations of tax laws in several jurisdictions around the world as well as possible outcomes of current and future audits conducted by the respective tax authorities.  The Company has established reserves for income taxes to address potential exposures involving tax positions that could be challenged by tax authorities.  Although the Company believes our assumptions, judgments and estimates are reasonable, changes in tax laws or our interpretation of tax laws and the resolution of current and any future tax audits could significantly impact the amounts provided for income taxes in its consolidated financial statements.

The Company’s assumptions, judgments and estimates relative to the value of a deferred tax asset take into account predictions of the amount and category of future taxable income, such as income from operations or capital gains income.  Actual operating results and the underlying amount and category of income in future years could render our current assumptions, judgments and estimates of recoverable net deferred taxes inaccurate.  Any of the assumptions, judgments and estimates mentioned above could cause the Company’s actual income tax obligations to differ from its estimates, thus materially impacting its financial position and results of operations.

The Company has a share-based payment scheme for employees.  The fair value of share options is estimated by using the Black-Scholes model on the date of grant incorporating assumptions regarding risk risk-free interest rate, dividend yield, volatility factor of the expected market price of the Company’s shares and the expected life of the options.  Calculations for this scheme with the necessary assumptions inherently mean judgments are required by management.

CHANGE IN ACCOUNTING POLICIES

Recently Issued and Adopted Accounting Pronouncements

These items are substantially unchanged as discussed in the Company’s MD&A for the year ended December 31, 2011 as filed on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company classifies all cash, cash equivalents, short-term investments and user funds on deposit as held-for-trading assets, which are measured at fair value and the changes in fair value are recognized in profit or loss.  Transaction costs related to financial assets and financial liabilities that are designated as held-for-trading are expensed as incurred.

Trade and other receivables are classified as loans and receivables and are recorded at amortized cost.  The Company has determined that the carrying value represents fair value as at March 31, 2012 and December 31, 2011.

All trade payables, accrued liabilities and liabilities for user funds held on deposit are recorded at amortized cost.  The Company has determined that the carrying value represents fair value as at March 31, 2012 and December 31, 2011.

Long-term investments are classified as available-for-sale assets which are measured at fair value.  Temporary changes in fair value of long-term investments are recognized in other comprehensive income.  Changes in fair value of long-term investments deemed to be other than temporary are recorded in the consolidated statements of comprehensive income/(loss).  Transaction costs related to available-for-sale assets are included in the carrying value of the asset.

The Company has exposure to credit risk and market risk from its use of financial instruments.

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.  The carrying amount of the Company’s financial assets represents its maximum credit exposure.

The Company manages its credit risk associated with accounts receivable by maintaining reserves for potential credit losses.  Historically the Company has not experienced any significant credit losses associated with its Hosted Casino, Branded Games and Poker businesses and does not have any material trade receivable balances greater than 90 days outstanding.  As a result, the Company believes that its trade receivables represent a low credit risk and has never recorded a material expense associated with a credit risk exposure.

The Company manages its credit risk associated with cash and cash equivalents by holding investments, according to Company investment policy, only in banks carrying an S&P rating of BBB+/A-3+ and higher or government guaranteed banks with a similar rating.

Market risk is the risk that changes in the market prices such as fluctuations in foreign exchange rates and interest rates, will affect the Company’s income or the value of its financial instruments.

The Company operates internationally, giving rise to exposure to changes in foreign exchange rates.  The currency risk is derived from revenues denominated in currencies other than the US dollar, its functional currency, primarily the British pound and the euro, and expenses associated with its multinational operations, primarily the Canadian dollar, the British pound and the euro, as well as the respective receivable and payable balances.  The Company believes that it is, to a degree, naturally hedged.  The Company is also exposed to currency risk on cash and cash equivalents and other current assets denominated in foreign currencies.  As at March 31, 2012, approximately 67% of the Company’s financial assets were denominated in its functional currency (December 31, 2011: 59%).

The Company is exposed to interest rate risk principally on its cash deposits and short-term money market investments of generally less than 90 days.  The Company is exposed to both an overall decrease in interest rates as well as the interest rates associated with the currency or location it invests in.

RELATED PARTY TRANSACTIONS

Related party transactions

There were no related party transaction in 2012 and 2011 other than those with key management personnel which are detailed as follows.

Transactions with key management personnel

Key management personnel compensation includes the following expenses:

	For the three months ended March 31,
	2012	2011
Short-term employee benefits:
Salaries and bonuses	$200	$196
Independent directors’ fees	44	31
Share-based payments	30	9
Social security costs	23	22
Car allowances	6	6
	303	264
Post-employment benefits:
Pensions - defined contribution plans	14	13
	$317	$277

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Management’s Discussion and Analysis was made under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer.

Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of March 31, 2012, our disclosure controls and procedures, as defined by National Instrument 52-109 - Certification of Disclosures in Issuers’ Annual and Interim Filings are effective to ensure that information required to be disclosed in reports that we file or submit under Canadian securities legislation is summarized and reported within the time periods specified therein.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards.  It includes those policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets of the Company, provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, that receipts and expenditures are made only in accordance with authorization of management and the Board of Directors, and that prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual or interim financial statements of the Company, is assured.

Management assessed the effectiveness of internal control over financial reporting as at March 31, 2012.  Management based its assessment on criteria established in “Internal Control – Integrated Framework” issued by the

Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and concludes that, as of March 31, 2012, internal control over financial reporting is effective.

Changes in Internal Controls

There have been no changes in our internal control over financial reporting that occurred during the three months ended March 31, 2012 that have materially affected or are reasonable likely to materially affect our internal control over financial reporting.

RISKS AND UNCERTAINTIES

Other than as set out below, the primary risks and uncertainties that affect and may affect us and our business, financial condition and results of operations are substantially unchanged from the Company’s MD&A for the year ended December 31, 2011 as contained in our 2011 Audited Financial Statements filed on SEDAR at www.sedar.com or available on EDGAR at www.sec.gov.

The majority shareholder of the Company has announced that it intends to seek the cancelation of the listings of the CryptoLogic Shares from the various exchanges on which those shares are listed.  Such cancelations will significantly reduce the liquidity and marketability of any CryptoLogic Shares that have not been acquired by the majority shareholder and their value may be affected as a consequence and the cancelations could also result in adverse tax consequences to shareholders.

The majority shareholder of the Company has announced that it intends to seek the cancelation of the listings of the CryptoLogic Shares from the various exchanges on which those shares are listed.  Such cancelations will significantly reduce the liquidity and marketability of any CryptoLogic Shares that have not been acquired by the majority shareholder and their value may be affected as a consequence and the cancelations could also result in adverse tax consequences to shareholders.

As of May 2, 2012, Amaya had acquired control over in excess of 88% of the share capital of the Company.  Amaya has announced that, if permitted by applicable law, it intends to procure the making of applications by the Company for the cancelation of the listing of the CryptoLogic Shares from the London Stock Exchange, the Toronto Stock Exchange and Nasdaq, and the filing of the Form 15F with the SEC to request that its reporting obligations under the US Exchange Act are terminated.  On April 2, 2012, the Company announced that it intended to apply for the cancelation of the listing of the CryptoLogic Shares from the London Stock Exchange, and on May 3, 2012, the Financial Services Authority announced that the listing of the CryptoLogic Shares on the London Stock Exchange had been canceled.

Amaya has also announced that if permitted by applicable law, and at the appropriate time, it will acquire all CryptoLogic Shares for which it has not received acceptances, pursuant to a compulsory acquisition procedure.

Any remaining CryptoLogic Shareholders would become minority shareholders in a majority controlled unlisted company and may be unable to sell their CryptoLogic Shares and there can be no certainty that any dividends or other distributions would be made by CryptoLogic or that CryptoLogic Shareholders would again be offered an opportunity of selling their shares on terms which are equivalent to or no less advantageous than those available under the Offer.